March 15, 2005

Mail Stop 0409

Jonathan Levine
President
Panoshan Marketing Corp.
Suite 400, 715 - 5th Avenue S.W.
Calgary, Alberta  T2P 2X6, Canada

Re:	Panoshan Marketing Corp.
      Amendment No. 3 to Registration Statement on Form F-1 Filed
March 2, 2005
      Amendment No. 4 to Registration Statement on Form F-1 Filed
March 2, 2005
      Registration No. 333-118576

Dear Mr. Levine:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have reviewed your response to Comment No. 1 from our last comment letter regarding whether or Puroil`s activities require registration as a broker/dealer under Section 15(a) of the Securities
Exchange Act of 1934. We have forwarded your response to the Division of Market Regulation and will notify you if we have additional questions.

2. We have reviewed your response to Comment No. 2 from our last comment letter regarding whether Puroil is an investment company as such term is defined under the Investment Company Act of 1940. We have forwarded your response to the Division of Investment
Management
and will notify you if we have any additional questions.

3. Please advise us as to the correct address for Panoshan
Marketing
Corp. Our previous letter was returned with a note stating that Panoshan was not at the address listed. In this connection, we note that Paracorp Inc. is listed as your agent for service. Please supplementally tell us whether you have any other relationship with
Paracorp. Further, please revise the signature page to have your authorized representative in the United States sign the registration statement as required by the Instructions to the Form F-1.

4. We note your disclosure throughout the registration statement that, instead of common shares and warrants, Puroil is distributing
"units" that include common shares and warrants to purchase common shares. We note, however, that the facing page of the registration statement registers only common shares and warrants, not "units." If you intend to register the units as well as the underlying securities, please revise to include them in the "Calculation of Registration Fee" section. Since your current disclosure focuses on shareholders` ability to resell these units for $0.10 per share, the units themselves must be registered.

5. Because all of the recipients of the securities in the distribution are underwriters, the securities they receive will not be freely transferable, and could typically be resold only by using the prospectus or a subsequent prospectus. With a view toward disclosure, describe the steps you will take to ensure that transfers by these underwriters will only be made by means of registered transfers or upon demonstration of the availability of an exemption to the satisfaction of the issuer. For example, will a legend be printed on the certificates delivered to the holders or will stop transfer instructions be provided to the transfer agent? What steps have or will be taken to ensure that subsequent transfers by the underwriters will comply with the registration requirements of the Securities Act? What measures has the issuer taken to ensure that the underwriters comply with the prospectus delivery requirements?

6. We note from your response to prior comment 8 that the negotiations regarding the allocation of units among the common stockholders and the preferred stockholders was arms length because the persons with whom the negotiations were conducted were not preferred stockholders at the time of the negotiations. However, we reissue our comment in light of the fact that these persons became the preferred stockholders upon agreement as to the allocation of units in the distribution. Further, we note that amongst the preferred stockholders are your Secretary, Treasurer and CFO who is also a board member.

Cover Page

7. We note your statement that you intend to apply to have your common shares quoted on the NASD Over-the-Counter Bulletin Board.
Please reconcile with the fact that you are registering the resale of your units rather than the common stock.

Summary Financial Information, page 3

8. We reviewed your response to comment 12 and reissue the original comment. In your next amendment, update your summary financial information to include any interim periods for which financial statements are presented, notwithstanding the fact that those financial statements may not be required under Item 8.A.5. of Form 20-F. Refer to Item 3.A.1. of Form 20-F.

Capitalization and Indebtedness, page 3

9. In your next amendment, update your statement of capitalization and indebtedness to be as of a date no earlier than 60 days from the date of your filing. Refer to Item 3.B. of Form 20-F.

Risk Factors

Our business may not generate sufficient revenues and profits to cover expected expenditures in the foreseeable future. Additional funds may be needed and may not be available under reasonable terms, or at all.

10. We note your disclosure that, following the effectiveness of this registration statement, you anticipate spending up to $20,000 per month on developing your business plan. In light of your existing cash and lack of revenues, it is not clear how you intend to fund these expenditures. Please revise here and in the MD&A section to discuss how you intend to fund your capital needs once the registration statement goes effective.

Other companies are already engaged in our proposed business and we expect that more companies may enter this market in the future as the potential becomes evident, which may make it difficult for us to compete or survive.

11. We have reviewed your revisions in response to Comment No. 17 from our previous comment letter, and we re-issue the comment. Please revise this risk factor discussion to identify the market in which you compete. For example, are you discussing products that compete with PC Weasel, or are you discussing potential competitors that may market the PC Weasel or similar products. In connection with this, it is not clear whet you mean by your statement that more companies may enter this market "as the potential becomes evident."

Determination of Offering Price

12. We note your statement that if all the 5.4 million shares of common stock offered for resale were sold at $.10, the selling shareholders would receive $540,000 rather than $60,000 in initial capital that was provided for Panoshan. Please revise in light of your revised disclosure regarding the registration of units.

Selling Shareholders

13. Please identify any selling shareholders that are broker/dealers or affiliates of broker/dealers.

Plan of Distribution

14. We note your statement that management of Panoshan will control
70 percent of your issued and outstanding common stock following the distribution. Please revise to reconcile your disclosure that SRI will own the 70 percent of Panoshan and Mr. Levine owns 40% of SRI.

Description of Securities

15. Please revise to include a discussion of the units being registered for resale.

Interest of Named Experts and Counsel

16. Please revise the initial sentence to clarify that you have received a legality opinion from counsel, not that you will receive one.

Description of Business

17. We refer to your discussion of the survey conducted by your President "to analyze the current market for the PC Weasel."
Since
the survey was sent solely to prior purchasers, not potential purchasers, of the product, it is not clear how this survey helped analyze the market for the product. Please revise.

Management`s Discussion and Analysis or Plan of Operation

18. Please discuss your capital requirements for the next twelve months. Specifically, we note your disclosure elsewhere in the prospectus, that once the registration statement is brought effective you anticipate up to $20,000 per month in expenditures. Please disclose this and discuss how you intend to satisfy these capital needs.

19. We note your revisions in response to Comment No. 38 from our previous comment letter. Please disclose whether you have made any efforts to identify channel distributors.

Certain Relationships and Related Transactions

20. We note the last line under the table listing the preferred stockholders states that the total Class C Preferred consists of 26.8%. Please reconcile with the sentence immediately preceding the table that states that indicates that the table lists all preferred stockholders.

Exhibits

Legality Opinion

21. Please have counsel revise its opinion to make clear that the opinion relates to a registration statement that has been filed with the Commission, rather than a registration statement "to be filed" with the Commission.

22. Please tell us how counsel believes it can provide the opinion in connection with the offering in light of the statement that counsel has not reviewed the registration statement. Please advise or revise.

23. Please have counsel revise the opinion to opine that the warrants are binding obligations of the company.

24. Please have counsel revise the opinion to include an opinion with respect to the units.

25. We note that the opinion is dated February 12, 2005. Please be advised that the opinion should be updated so that it speaks as of a date immediately prior to the desired effective date.

26. We note that counsel relied upon a Certificate of Status dated October 12, 2004, relating to the fact that the company was duly incorporated and in good standing. Please have counsel revise its opinion to include a more recent date.

27. Please have counsel remove the qualification found in the second-to-last paragraph that limits the ability of anybody but the company from relying upon the opinion. Shareholders and subsequent purchasers of the securities being registered should be able to rely upon the opinion.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Eric McPhee at (202) 824-5419 or Donna
DiSilvio,
Branch Chief, at (202) 942-1960 if you have questions regarding comments on the financial statements and related matters. Please contact Owen Pinkerton, Attorney-Advisor, at (202) 942-1971 or me at
(202) 942-1960 with any other questions.


Sincerely,



Elaine Wolff
Branch Chief

cc:	W. Scott Lawler, Esq. (via facsimile)
	Lawler & Associates
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Panoshan Marketing Corp.
Page 6